UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 13, 2017

Commission File Number 001-36723

Amec Foster Wheeler plc

(formerly AMEC plc)

(Name of Registrant)

Amec Foster Wheeler plc

Old Change House

128 Queen Victoria Street

London EC4V 4BJ

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Full year trading update, result of strategy review and recommended combination with Wood

·      Unaudited trading update for full year 2016 broadly in line with market expectations
·      Review of organisational structure, cost base, strategy and financial position completed
·      Recommended all-share combination with Wood Group

Unaudited full year trading update

Revenue in 2016 was £5,440m (2015: £5,455m), down 8% on a like for like basis, as a strong performance in solar and E&I was offset by continuing weakness in the oil and gas market.

Trading profit in 2016 was £318m (2015: £374m). Significant progress on our £100m overhead cost reduction programme in the fourth quarter was offset by ongoing challenging conditions in the oil and gas market and the impact of cost over-runs on a fixed price US government contract in the Pacific in the E&I segment. Overall, trading margin was 5.8%, 110 basis points lower than 2015.

Adjusted diluted EPS for continuing operations was 50.4p (2015: 67.7p).

The order book at the end of December stood at £5.8bn, compared to £6.2bn at the half year. Since the year end we have seen a number of contract wins which have not been fully recorded in the order book, and which gives us confidence in the outlook.

Net debt at the end of December was £1,021m, benefitting from strong cash collection in Q4 and £70m of proceeds from the non-core disposal programme. Our net debt to adjusted EBITDA at the end of December 2016 stood at 3.3x. At the end of December 2016, our asbestos related liabilities net of insurance recoveries were £334m (2015: £296m), and our net pension liability was £137m (2015: asset of £63m).

Result of strategy review

Under the leadership of Jonathan Lewis, the Company initiated a wide-ranging review of its organisational structure, cost base, strategy and financial position. The initial conclusions of this review were announced in October 2016, including the reorganisation of the Company into four market-based business lines and a focus on delayering management, removing overlapping functions, reducing indirect procurement and investing in new systems and processes to increase efficiency and to enable the Company to reduce its cost base by £100m per annum by 2019. These savings would have achieved their full run rate by 2019. Wood has confirmed to the Company that the synergies announced by Wood as part of the proposed acquisition of Amec Foster Wheeler are separate to these cost savings.

The key findings of the review and the Company's new standalone strategy, which were due to be shared with shareholders on 21 March 2017, were as follows:

1.   Operational and financial focus: create greater operational and financial discipline through a reorganisation into four market-facing business lines (as already announced), implementing a single set of operational procedures, enhanced management accountability and ensuring the Company benefits from the scale efficiencies that an organisation of its nature, diversified across markets, should provide;

2.   Customer focus: improve the Company's customer proposition, enhancing the Company's cost effectiveness and improving the technical and information technology capabilities it can offer to its customers; and

3.   Financial focus: greater focus on cash generation, principally through improved operational efficiency and lower exceptional costs, with the target of generating free cash flow on a sustainable basis.

In order to provide the Company with financial and operational flexibility to implement this strategy, the Board has been preparing to launch a rights issue of approximately £500m on 21 March 2017, and has decided to suspend dividend payments (including the final dividend for 2016) until the Company is generating sustainable free cash flow. In light of the transaction, the preparations for a rights issue have been suspended. With the proceeds of the planned disposal of the Company's nuclear business now expected in Q3 2017, to ensure continued compliance with its financial covenants, the Company is today initiating a process to increase the leverage covenant in its debt facilities to provide additional headroom prior to the measurement period ending 30 June 2017.

Analysis of trading results in new organisation segments

As previously announced, from 1 January 2017, we replaced our geographical reporting structure with four market-based business lines: Oil & Gas, Power, Mining and Environment & Infrastructure (E&I).

The principal change from previous revenue disclosures by market is that E&I projects are now fully allocated to the E&I segment. Previously E&I work for Oil & Gas, Clean Energy or Mining customers was recorded in those sectors.

Revenue (Unaudited, £m)

	2014	2015	2016
Oil, Gas & Chemicals	3,258	2,911	2,261
Mining	408	323	280
Power & Process	978	973	1,456
Environment & Infrastructure	784	839	954
GPG	445	357	406
Centre/eliminations/adjustments	(73)	52	83
Total	5,800	5,455	5,440

Trading profit (Unaudited, £m)

	2014	2015	2016
Oil, Gas & Chemicals	254	206	170
Mining	48	27	29
Power & Process	75	59	83
Environment & Infrastructure	67	57	28
GPG	67	48	58
Centre/eliminations/adjustments	(54)	(23)	(50)
Total	457	374	318

Trading margin (Unaudited)

2014		2015	2016
Oil, Gas & Chemicals	7.8%	7.1%	7.5%
Mining	11.8%	8.4%	10.4%
Power & Process	7.6%	6.1%	5.7%
Environment & Infrastructure	8.6%	6.8%	2.9%
GPG	15.0%	13.5%	14.3%
Total	7.9%	6.9%	5.8%

Full year results and investor event update

As a consequence of today's announcement by Wood of a recommended all share offer for the Company, we are no longer planning to release our full year results and host the investor event on 21 March 2017.

This trading update is unaudited and the figures contained in it are subject to amendments that may be required for events that occur after the date of this announcement but which provide further evidence of events that existed at the balance sheet date.
The Company plans to release its audited results and publish its annual report and accounts before 30 April 2017.

Outlook for 2017

In 2017, we continue to expect another year of oil and gas decline and for solar activity to reduce significantly from the record levels in 2016. It is also expected that there will be a better performance from E&I and a further significant contribution from standalone overhead cost savings.?

Recommended all-share combination with Wood

Earlier today, Wood announced a recommended all-share offer for the entire share capital of Amec Foster Wheeler. Full details of the proposed combination, including the background to and reasons for the Board's recommendation of the Wood offer, are contained in the separate offer announcement that has been published by Wood.

Commenting on the Wood offer, John Connolly, Chairman of Amec Foster Wheeler said:

"Since the arrival of Jonathan Lewis as CEO, the executive management team has made significant progress towards the transformation of the business. This has been achieved through cost reduction initiatives, the disposal of non-core assets and a reorganisation of the business. The Board have fully supported the revised strategy and the preparations to deliver the appropriate balance sheet to support its standalone prospects.

However, the Board believes that a combination with Wood adds to the standalone prospects of the Company, by accelerating the delivery of the future value inherent in the Amec Foster Wheeler business and, at the same time, helps to realise the full potential of each of Amec Foster Wheeler and Wood. The all-share structure of the offer allows our shareholders to benefit from the significant synergies and other strategic benefits that are expected to be realised from the combination. Amec Foster Wheeler will also be well represented on the Board of the enlarged group, with four of our directors joining Wood's board, including Roy Franklin, who will be appointed Deputy Chairman and Senior Independent Director."

This announcement contains inside information and has been approved for release by Alison Yapp, Chief General Counsel and Company Secretary.

Enquiries to:

Media: Jonathan Refoy Investors: Rupert Green	+ 44 (0)20 7429 7500 +44 (0)20 7429 7500

Notes to editors:
Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Employing around 36,000 people in more than 55 countries and with 2016 revenues of £5.4 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, power and process, pharma, environment and infrastructure markets.

Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Publication on website:
A copy of this announcement will be made available on Amec Foster Wheeler's website at www.amecfw.com by no later than 12 noon (London time) on 14 March 2017. For the avoidance of doubt, the contents of this website are not incorporated into and do not form part of this announcement.

Forward-looking Statements:
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements (including any statements related to the outlook for 2016 and 2017, expected cost savings, potential disposals and the proceeds thereof, and the operational and strategy review) are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.
Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 March 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary